EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and the “if converted” method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options, warrants, and convertible debt. Common shares issuable upon exercise of certain options and warrants are not used in the calculation for the years ended December 31, 2008 to 2012, as the effect would be anti-dilutive.

	Year ended December 31,
	2012	2011	2010	2009	2008
	(In thousands of U.S. dollars except per share information)
(Loss) income from continuing operations	$(42,264)	$(31,379)	$(9,270)	$(7,645)	$1,367
Income (loss) from discontinued operations, net of income tax	87,962	963	(8,269)	107,079	133,524
Net income (loss) available to common shareholders	$45,698	$(30,416)	$(17,539)	$99,434	$134,891
Basic net income (loss) per common share
Continuing operations	$(0.84)	$(0.63)	$(0.18)	$(0.13)	$0.02
Discontinued operations	1.75	0.02	(0.15)	1.90	1.79
Net income (loss)	$0.91	$(0.61)	$(0.33)	$1.77	$1.81
Diluted net income (loss) per common share
Continuing operations	$(0.84)	$(0.63)	$(0.18)	$(0.13)	$0.07
Discontinued operations	1.75	0.02	(0.15)	1.90	1.64
Net income (loss)	$0.91	$(0.61)	$(0.33)	$1.77	$1.71
Weighted average number of common shares outstanding (in thousands)	50,112	50,105	52,382	56,194	74,620
Diluted weighted average number of common shares outstanding (in thousands)	50,112	50,105	52,382	56,194	81,472